CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY SEARS HOLDINGS CORPORATION WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***]

Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, Illinois 60179

William K. Phelan

Senior Vice President, Controller and Chief Accounting Officer

VIA EDGAR

August 26, 2010

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sears Holdings Corporation
Form 10-K for Fiscal Year Ended January 30, 2010
Filed March 12, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2010
Form 8-K
Filed May 20, 2010
File No. 0-51217

Dear Mr. Owings:

I want to thank you for your comments concerning the above-referenced documents, as set forth in your letter dated August 13, 2010, and I am pleased to submit this response to the Securities and Exchange Commission (the “Commission”) on behalf of Sears Holdings Corporation (“Holdings,” “we,” “us,” “our,” or the “Company”). For convenient reference, we have prefaced each of our responses with your comment in bold and each of our responses is keyed to the numerical order of your comments.

Mr. H. Christopher Owings Assistant Director Securities and Exchange Commission August 26, 2010	Page 2

Form 10-K for Fiscal Year Ended January 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Application of Critical Accounting Policies and Estimates, page 44

Goodwill and Intangible Asset Impairment Assessments, page 46

1.	Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units is at risk of failing step one of the impairment test or that the fair value of your reporting units is substantially in excess of carrying value and not at risk of failing step one. If any of your reporting units is at risk of failing step one, you should also disclose the percentage by which fair value exceeded carrying value at the date of the most recent step one test. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Response

We performed our annual impairment analysis and included the following in the Critical Accounting Policies and Estimates section under “Goodwill and Intangible Asset Impairment Assessments” located on page 46 of our Annual Report on Form 10-K for the fiscal year ended January 30, 2010 (“Fiscal 2009 Form 10-K”):

“At the fiscal 2009 annual impairment test date, the above-noted conclusion that no indication of goodwill impairment existed at the test date would not have changed had the test been conducted assuming: (1) a 100 basis point increase in the discount rate used to discount the aggregate estimated cash flows of our reporting units to their net present value in determining their estimated fair values (without any change in the aggregate estimated cash flows of our reporting units), or (2) a 100 basis point decrease in the estimated sales growth rate or terminal period growth rate without a change in the discount rate of each reporting unit.”

In response to the Staff’s comment, we will, in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending January 29, 2011, expand upon this disclosure. The revised disclosure will be similar to the draft disclosure shown below, which uses our fiscal 2009 impairment analysis results as a base for this revised disclosure. We will include this revised disclosure in both Management’s Discussion and Analysis of Financial Condition and Results of Operations and Notes to Consolidated Financial Statements, as follows:

Based on our sensitivity analysis, we do not believe that the recorded goodwill balance is at risk of impairment at any reporting unit as of the end of the fiscal year because the fair value is substantially in excess of the carrying value and not at risk of failing step one. However, goodwill impairment charges may be recognized in future periods in one or more of the reporting units to the extent changes in factors or circumstances occur, including deterioration in the macroeconomic environment, retail industry or in the equity markets, which includes the market value of our common shares, deterioration in our performance or our future projections, or changes in our plans for one or more reporting units.

Mr. H. Christopher Owings Assistant Director Securities and Exchange Commission August 26, 2010	Page 3

If any reporting unit is at risk of failing step one in the future, we will disclose the percentage by which its fair value exceeded its carrying value at the date of the most recent step one test.

Item 8. Financial Statements and Supplementary Data, page 51

Consolidated Statements of Cash Flows, page 54

2.	It appears that you net purchases and sales and returns of investments with changes in restricted cash. Please tell us your basis for presenting these items on a net basis.

Response

The line item on our Consolidated Statements of Cash Flows titled “Net decrease (increase) in investments and restricted cash” represents an aggregation of the following investing items, (amounts in millions):

	2009	2008	2007

1. Change in restricted cash balances	$123	$(138)	$—
2. Gross changes in investments	43	(51)	(30)

Net decrease (increase) in investments and restricted cash	$166	$(189)	$(30)

1.	Our restricted cash balances primarily represent restricted cash at Sears Canada related to cash pledged as collateral for letters of credit obligations issued under its offshore merchandise purchasing program and with counterparties related to outstanding derivative contracts.
2.	The change in investments includes the combination of several items reported gross, none of which exceeded $40 million individually. We also note that, for each period presented, the cash flows were either all amounts provided by changes in investments (in fiscal 2009) or amounts used by changes in investments (fiscal 2008 and 2007), and that no amounts were netted in any of these periods.

Our decision to aggregate these items together on the Consolidated Statements of Cash Flows was based on the immateriality of the individual items.

Mr. H. Christopher Owings Assistant Director Securities and Exchange Commission August 26, 2010	Page 4

Confidential Treatment Requested by Sears Holdings Corporation

Note 1 - Summary of Significant Accounting Policies, page 56

Revenue Recognition, page 62

3.	Please tell us the significance of revenues from services and extended service contracts, net commissions earned from lease departments in retail stores and fees earned from co-branded credit card programs and your evaluation of the applicability of Rule 5.03 of Regulation S-X regarding separate reporting of revenues and costs of revenues from services and other revenues. Please also tell us your consideration of disclosing the information about products and services in ASC 280-10-50-40.

Response

For the 2009 fiscal year, revenue from services, extended service contracts, leased departments and co-branded credit cards were as follows, (amounts in millions):

Revenue Class	Amount	% of Total Revenue
Services	[$***]	[***%]
Earned Extended Service Contracts	[***]	[***]
Leased Departments	[***]	[***]
Co-branded Credit Cards	[***]	[***]

Total	[$***]	[***%]

Revenues from the classes above, both individually and in the aggregate, are not more than 10% of total revenue and, in accordance with Rule 5.03 of Regulation S-X, the items have been combined within the Consolidated Statements of Income line item Merchandise sales and services. Additionally, each related class of costs and expenses were, individually and in the aggregate, less than 10% of total costs and expenses for fiscal 2009. Since these items are combined as indicated above, their related costs and expenses are also combined and included in the Consolidated Statements of Income line item Cost of sales, buying and occupancy. We also note that each class of revenues, and associated costs, as a percentage of total revenue, and total costs and expenses, respectively, both individually and in the aggregate were less than 10% in fiscal 2008 and 2007.

In our assessment of ASC 280-10-50-40, we determined that the revenue from each of these classes does not represent a material portion of our total revenue. Further, we determined that these revenues are interrelated with and an integral part of our merchandise offerings. For example, most extended service contracts are sold simultaneously with the sale of the related merchandise.

Mr. H. Christopher Owings Assistant Director Securities and Exchange Commission August 26, 2010	Page 5

Note 3 - Borrowing, page 68

4.	Please tell us what consideration you gave to describing in more detail the restrictions contained in the credit agreement which limit the payment of dividends and disclosing the amount of retained earnings or net income restricted or free of restriction as required by Item 4.08(e)(1) of Regulation S-X. Please also tell us your consideration of the applicability of Item 4.08(e)(3) of Regulation S-X.

Response

Our revolving credit facility does not impose any limitations or covenants based solely on equity or retained earnings balances. Rather, the credit agreement utilizes a “springing” restriction on certain payments (including dividends and share repurchases) that is triggered if remaining availability under the revolving credit facility falls below designated thresholds. While, pursuant to Rule 4.08(e)(1) of Regulation S-X, our disclosure was intended to summarize the key restrictions that would limit the payment of dividends by the Company, in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending October 30, 2010, we propose to provide greater detail concerning the triggering thresholds which, if reached, would restrict such payments as follows:

The Amended Credit Agreement limits our ability to make restricted payments, including dividends and share repurchases, if availability under the credit facility, as defined, is less than 25% (15% during the holiday period, which is defined as October 15 to December 15). It also imposes various other requirements which take effect if availability falls below designated thresholds, including a cash dominion requirement and a requirement that the fixed charge ratio as of the last day of any fiscal quarter be not less than 1.0 to 1.0.

The restricted net assets of consolidated subsidiaries, and the equity of Holdings in the undistributed earnings of 50% or less owned persons accounted for by the equity method, together did not exceed 25% of consolidated net assets of Holdings as of January 30, 2010, the end of our most recent fiscal year. Accordingly, the disclosures described in Rule 4.08(e)(3)(i) and (ii) of Regulation S-X are not required.

Note 4 - Derivative Financial Instruments and Financial Guarantees, page 69

5.	Please tell us the characteristics of the derivatives embedded in the merchandise purchase contracts. Please also tell us the basis for your accounting for the value of the merchandise purchase contracts as embedded derivatives with reference to applicable authoritative literature.

Response

Sears Canada Inc. (“Sears Canada”), a 90%-owned subsidiary (73%-owned at the end of fiscal 2009), regularly enters into merchandise purchase contracts denominated in U.S. dollars with third-party vendors whose functional or local currency is not the U.S. dollar. ASC 815-10-15-30 discusses one of the criteria used to determine if a purchase contract qualifies as a normal purchase/normal sale, and therefore, not within the scope of ASC 815 Derivatives and Hedging. That section indicates that “contracts that … are denominated in a foreign currency that meets none of the criteria in paragraph 815-15-15-10(b) shall not be considered normal purchases/normal sales.”

Mr. H. Christopher Owings Assistant Director Securities and Exchange Commission August 26, 2010	Page 6

ASC 815-15-15-10 indicates that an embedded foreign currency derivative shall not be separated from the host contract and considered a derivative instrument under paragraph 815-15-25-1 if all of the listed criteria are met, including subpoint (b): The host contract requires payment(s) denominated in any of the following currencies: (1) the functional currency of any substantial party to that contract, (2) the currency in which the price of the related good or service that is acquired or delivered is routinely denominated in international commerce (for example, the U.S. dollar for crude oil transactions), (3) the local currency of any substantial party to the contract, and (4) the currency used by a substantial party to the contract as if it were the functional currency because the primary economic environment in which the party operates is highly inflationary (as discussed in paragraph 830-10-45-11).

The provision in the purchase contracts which requires Sears Canada to pay in U.S. dollars would require separate accounting under ASC 815-15-15-10(b) because it is not the functional or local currency of any substantial party to the contract, the price of the asset is not denominated routinely in that currency in international commerce, and the U.S. dollar is not the currency that is commonly used in the economic environment in which the transaction took place.

Regarding the accounting for the value of the embedded derivative, the embedded derivative in the merchandise purchase contracts is separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10-25-1 in its statement of financial position as either assets or liabilities depending on the rights or obligations under the contracts. ASC 815-10-30-1 states that all derivative instruments shall be measured initially at fair value, and in 35-1, subsequently at fair value, with changes in fair value recorded currently in earnings.

Note 6 - Interest and Investment Income, page 72

6.	Please tell us the significance of your investments in real estate joint ventures and other equity investments and your evaluation of the applicability of the disclosures outlined in ASC 323-10-50-3. Please also tell us the significance of your cost method investments and your evaluation of the applicability of the disclosures in ASC 325-20-50-1.

Response

The Company holds approximately $144 million in real estate joint ventures and other equity investments. In our evaluation of the disclosure requirements of ASC 323-10-50-3, the Company did not believe that disclosure was necessary given the amount of the investments. If these investments rise to a material level, we will include the required disclosures pursuant to ASC 323-10-50-3.

The Company also holds approximately $69 million in cost method investments. In our evaluation of the disclosure requirements of ASC 323-10-50-1, the Company noted that there was no indication of impairment. The Company did not believe that additional disclosure was necessary given the amount of the investments themselves and the results of our analysis. If these investments rise to a material level, we will include the required disclosures pursuant to ASC 323-10-50-1.

Mr. H. Christopher Owings Assistant Director Securities and Exchange Commission August 26, 2010	Page 7

Note 7 - Benefit Plans, page 73

7.	Please tell us how you calculate the market related value of plan assets as that term is defined in ASC 715-30-20. Also, since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with FASB ASC 235-10-50-3.

Response

We use the fair value of plan assets as the market related value. Accordingly, the net periodic expense of our defined benefit plans is determined using the fair value of plan assets. We propose to add the following disclosure to our Quarterly Report on Form 10-Q for the quarter ending October 30, 2010:

For purposes of determining the periodic expense of our defined benefit plans, we use the fair value of plan assets as the market related value.

8.	Please tell us what recognized net loss or gain represents and why net periodic benefit cost does not include recognized gain or loss and/or amortization of net actual gains or losses for each year presented.

Response

Recognized net loss or gain represents the amount of experience gains / losses amortized into expense in the current period. Experience gains / losses occur because actual plan experience differs from the assumptions used to project the plan’s funded status. To the extent that the cumulative experience gain / loss exceeds 10% of the greater of the plan’s projected benefit obligation or assets, we amortize that excess over the remaining service period of the participating employees (as outlined in ASC 715-30-35-24 for purposes of determining the minimum amortization in each period).

Amortization of the net actuarial gain was disclosed for postretirement benefits in Note 7 to our Fiscal 2009 Form 10-K. For fiscal 2008 and 2007, the cumulative experience gain / loss does not include gain / loss amortization because such amortization is only recognized if the cumulative experience gain / loss for that plan exceeds the 10% threshold noted above. For our pension benefits, our reported net periodic benefit cost does not include gain / loss amortization for each benefit plan and period presented because the cumulative experience gain / loss was below the 10% threshold noted above.

Mr. H. Christopher Owings Assistant Director Securities and Exchange Commission August 26, 2010	Page 8

Note 11 - Income Taxes, page 85

9.	Please tell us what the basis difference in domestic subsidiary line item in the effective tax rate reconciliation table represents and why the difference is appropriately presented as a reconciling item.

Response

The basis difference in the domestic subsidiary line relates to our 80%-owned subsidiary, Orchard Supply Hardware Stores (“OSH”). Since the ownership percentage provides control of OSH, it is consolidated in our consolidated financial statements. However, since the voting control in OSH is less than 80%, OSH files its tax return on a stand-alone basis and is not consolidated into the Holdings consolidated federal tax return. Therefore, in accordance with ASC 740-30-25-5, each year we record deferred tax liabilities for the change in the amount of difference between the financial reporting basis and the tax basis in OSH.

In fiscal 2008, OSH recorded a $262 million goodwill impairment charge. The impairment charge resulted in a non-deductible permanent difference for tax purposes (ASC 805-740-25-3). As such, an effective tax rate reconciliation item was included in the rate reconciliation table for the tax effect of the impairment charge of 50.0%.

As a result of the impairment charge, Holdings’ book basis in OSH was reduced below its tax basis. In accordance with ASC 740-30-25-5 and 7, the previously recorded deferred tax liability related to the basis difference was eliminated resulting in an effective tax rate reconciliation item in the rate reconciliation table of (30.2%). ASC 740-30-25-9 precludes recognition of a deferred tax asset for the tax over book basis, thereby limiting the amount to which the basis difference was recognized in our income tax provision.

The non-deductible goodwill line and the basis difference in domestic subsidiary line of the effective tax rate reconciliation were not combined in the rate reconciliation table to enhance the clarity of the disclosure of the components of our tax provision.

Note 14 - Store Closings and Impairments, page 90

10.	Please tell us your consideration of disclosing the nature and amount of each type of cost associated with the store closing, a reconciliation of the related liability balances and the segment information required by ASC 420-10-50-1.

Response

Store closing costs typically include costs related to inventory clearance markdowns, employee severance, liquidator fees and accruals for future lease obligations, net of expected sublease rentals. Inventory clearance markdowns are recorded in gross margin as cost of sales, while the other expenses are recorded as additional selling and administrative expenses.

We disclosed the nature and amount of these expenses at a consolidated level, as well as at a segment level, in our Fiscal 2009 Form 10-K in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In response to the Staff’s comment, we will also disclose the nature and amount of costs, by segment, in the notes to our Consolidated Financial Statements, beginning with our Annual Report on Form 10-K for the fiscal year ending January 29, 2011. The revised disclosure will be similar to the draft disclosure shown below, which uses our fiscal 2009 footnote disclosure as a base for this revised disclosure.

Mr. H. Christopher Owings Assistant Director Securities and Exchange Commission August 26, 2010	Page 9

We closed (xx) stores in our Kmart segment and (xx) stores in our Sears Domestic segment during (date). We recorded charges related to these store closings of $xx million at Kmart, which included $xx million recorded in cost of sales for inventory clearance markdowns and $xx million recorded in selling and administrative expenses for store closing and severance costs. We recorded charges related to these store closings of $xx million at Sears Domestic, which included $xx million recorded in cost of sales for inventory clearance markdowns and $xx million recorded in selling and administrative expenses for store closing and severance costs.

We did not include a reconciliation of related liability balances from period to period for store closing expenses in our financial statements due to the size of the expense amounts and the resultant liability balances. We generally complete all store closing activities within a three-month period from the date of a store closing announcement. Therefore, all inventory markdown, employee severance and liquidator fee expenses are incurred and paid in a very short period of time, which resulted in small liability balances of $41 million and $10 million at the end of fiscal 2009 and 2008, respectively. If these liability balances rise to a material level, we will include the required disclosures per ASC 420-10-50-1.

Note 18 - Summary of Segment Data, page 93

11.	Please tell us the factors management used to identify reportable segments. In addition, we believe you should disclose the general information required by ASC 280-10-50-21 and total expenditures for additions to long-lived assets for each reportable segment as required by ASC 280-10-50-25. Please tell us your evaluation of those disclosure requirements.

Response

In order to identify reportable segments, the Company uses the process outlined in ASC 280, which includes identifying the Chief Operating Decision Maker, identifying operating segments, aggregating operating segments, where appropriate, and applying quantitative measures. Based upon this information, we identified business formats, which are described in Part I Item 1, Business, of our Fiscal 2009 Form 10-K, as our basis for reportable segments. We intend to enhance our disclosure with regard to our consideration of reportable segments commencing with our Quarterly Report on Form 10-Q for the quarter ending October 30, 2010 as follows:

These reportable segment classifications are based on our business formats, as described in Note 1. The Kmart and Sears Canada formats represent both an operating and reportable segment. The Sears Domestic reportable segment consists of the aggregation of several business formats. These formats are evaluated by our Chief Operating Decision Maker to make decisions about resource allocation and to assess performance. Each of these segments derives its revenues from the sale of merchandise and related services to customers, primarily in the United States and Canada.

Mr. H. Christopher Owings Assistant Director Securities and Exchange Commission August 26, 2010	Page 10

In addition, we propose to add total expenditures for additions to long-lived assets for each reportable segment as required by ASC 280-10-50-25. Please note that we have included this disclosure in Note 10, Summary of Segment Data, in our Quarterly Report on Form 10-Q for the quarter ended July 31, 2010 (filed with the Commission on August 20, 2010).

Item 15. Exhibits and Financial Statement Schedules, page 104

12.	It appears that certain schedules and/or exhibits to Exhibit 10.4, the restated credit agreement dated May 21, 2009, have not been filed on EDGAR. Please file this agreement in your next periodic report, including all related schedules and exhibits. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(10) of Regulation S-K.

Response

In response to the Staff’s comment, we will re-file our amended credit agreement, dated May 21, 2009, including the related schedules and exhibits (except that, with respect to certain information on a limited number of schedules and exhibits, we intend to request confidential treatment in accordance with the rules of the Commission), in our Quarterly Report on Form 10-Q for the quarter ending October 30, 2010.

Form 8-K Filed May 20, 2010

13.	We note that you reconcile operating income, as opposed net income, to adjusted EBITDA. Please tell us why you believe operating income is the most directly comparable financial measure calculated and presented in accordance with GAAP and why your presentation complies with the guidance in Item 10(e) of Regulation S-K. Please refer paragraph (e)(1)(i)(B) of Item 10 of Regulation S-K and Question 103.02 of our Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures available on our website at www.http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response

The Company has historically reconciled operating income, as opposed to net income, to adjusted EBITDA, in order to simplify the reconciliation. Because operating income is reported on the face of the statement of operations, we believed that the reconciliation to operating income most concisely presented the adjustments made to determine Adjusted EBITDA.

However, in response to the Staff’s comment, going forward we will reconcile net income, as opposed to operating income, to adjusted EBITDA in accordance with the guidance in Item 10(e) of Regulation S-K. Please note that we have included this reconciliation in our most recent earnings release dated August 19, 2010, which was furnished as Exhibit 99.1 to our Current Report on Form 8-K dated August 19, 2010.

*    *    *    *    *

Mr. H. Christopher Owings Assistant Director Securities and Exchange Commission August 26, 2010	Page 11

Sears Holdings Corporation hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (847) 286-2343.

Sincerely,

/s/ William K. Phelan
William K. Phelan
Senior Vice President, Controller and Chief Accounting Officer

cc:	Mr. W. Bruce Johnson
Interim Chief Executive Officer and President
Sears Holdings Corporation

Mr. Michael D. Collins
Senior Vice President and Chief Financial Officer
Sears Holdings Corporation

Mr. Dane A. Drobny
Senior Vice President, General Counsel and Corporate Secretary
Sears Holdings Corporation